02045540

6/24/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period June 5 – June 24, 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __x__

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated June 5, 2002	1
2.	News Release dated June 18, 2002	2-3
3.	News Release dated June 24, 2002	4
4.	News Release dated June 24, 2002	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 26 June 2002

By:

John Comrie
Secretary

IPSCO

News Release

For Immediate Release

PHILLIPS AWARDED GARY MEMORIAL MEDAL

[Lisle, Illinois], [June 5, 2002] -- IPSCO Inc. (NYSE/TSE:IPS) is pleased to advise that the 2002 Gary Memorial Medal was awarded to Roger Phillips, retired President and Chief Executive Officer, IPSCO Inc. by the American Iron and Steel Institute at its Annual Meeting held in Chicago May 21-23.

The Medal was bestowed upon Phillips in recognition of his extraordinary achievements and leadership in advancing the interests of the North American steel industry, his dedication to strengthening and unifying the voice of the steel industry on public policy issues, and his counsel to the Institute.

Phillips was the President and Chief Executive Officer of IPSCO from 1982 to 2002. During that time he oversaw considerable growth within IPSCO, as it became a bi-national steel company with steel mills, pipe mills and coil processing facilities in both the United States and Canada. Together with this growth in the company Phillips took on an ever-increasing role in industry issues, which culminated in the presentation of the Gary Memorial Medal and the thanks of his industry peers.

As noted by John Mayberry, Chairman of the AISI, "Others, myself included, see him as a visionary, passionate, inspired, focused on results, and very caring and supportive of his people." Mayberry stated, "Throughout his career our award winner has been extremely involved in public policy and trade policy in both Canada and the United Sates. He can have strong opinions at times, and he expresses them, but he supports the process of public debate, always with a focus on improvement."

The Gary Memorial Medal, established in 1927, is awarded annually by The American Iron and Steel Institute. The medal is bestowed in recognition of an especially distinguished career and extraordinary service to the steel industry. The medal is named for Judge Elbert H. Gary, Founder and first President of AISI and chairman of United States Steel Corporation.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

Company Contact:
Vanese Marchessault, Communications Assistant
IPSCO
Tel. (306) 924-7475
Release #02-18

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IPSCO

News Release

For Immediate Release

IPSCO Announces Winners of Province-Wide Essay Contest

[Regina, Saskatchewan], [June 18, 2002] -- IPSCO Inc. (NYSE/TSE:IPS) today announced the winners in its annual *Elliott and Barootes Unity Essay Contest.* Close to 200 essays were received from grade 10 students across Saskatchewan on the topic of national unity within Canada. With the help of a jury organized by the Council for Canadian Unity, the final five were selected. They include: Natasha DeRuiter of Hepburn, Kathryn Kuchapski and Cameron Jelinski of Prince Albert, Amanda Adams of Saskatoon and Adam Young of Regina. The students have been notified of the award via phone calls and letters. Assemblies are being organized to formally present the award to the winners.

The essay contest was announced in August 2000 and is designed to honour the memory of Mr. W.M. Elliott, who served as an IPSCO Board member from 1966 to 1992, and as Chairman of the IPSCO Board from 1986 to 1992 and former Senator, Dr. E.W. Barootes, who served as an IPSCO Board member from 1982 to 1989.

David Sutherland, IPSCO's President and Chief Executive Officer says, "It is encouraging to see Saskatchewan's youth express so many in-depth and diverse views on Canadian unity." Mr. Sutherland notes, "Essays of this calibre indicate that our young people understand the responsibility of becoming the future leaders of Canada."

Each student will receive a $2,000 award to be applied to his or her university or college tuition. The winning essays can be viewed on the IPSCO website at www.ipsco.com. IPSCO thanks the judges: Michèle Stanners, Council for Canadian Unity; Robin Johnson, Regina; Elva Kyle, Regina; Wayne Zimmer, Saskatoon for their assistance in selecting the winning entries.

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IPSCO, which has been operating near Regina for 45 years, is Saskatchewan's largest recycler, processing over a million of tons of steel every year that would otherwise be abandoned at roadsides or in landfills. At its Works near Regina, IPSCO also makes a variety of pipe products utilized in oil and gas drilling, natural gas transmission as well as a variety of construction and manufacturing applications.

Company Contact:
Vanese Marchessault
Corporate Communications
IPSCO Inc.
Tel. (306) 924-7475
Release #02-19

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IPSCO

News Release

For Immediate Release

IPSCO INC. SECOND QUARTER RESULTS

[Lisle, Illinois], [24 June, 2002] -- (NYSE/TSE:IPS) IPSCO will be releasing its second quarter results on 22 July 2002. A conference call for analysts interested in discussing the results has been scheduled for 11:00 am EDST on Monday 22 July. Participating in the call will be David Sutherland, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 640-4127 if you are within the 416 area code or 888-881-4892 if you are outside the 416 area code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representative. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to vmarchessault@ipsco.com

The Conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio call the postview number at 416-640-1917and the reservation/access number is 197419#. The postview call will be available for two business days beginning at 1:00 pm EDST 22 July 2002.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #02-20

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IPSCO

News Release

For Immediate Release

IPSCO ANNOUNCES NEW DIRECTOR

JUANITA HINSHAW JOINS THE BOARD

[Lisle, Illinois], [24 June 2002] – IPSCO Inc. (NYSE/TSE: IPS) announced today the election of Ms. Juanita Hinshaw as a director of the corporation effective 1 June, 2002.

Burton Joyce, Chairman of the Board, stated, "Ms. Hinshaw brings to the IPSCO Board a strong financial background and extensive business experience, both of which will complement the strengths of the Board."

Ms. Hinshaw is a resident of St. Louis, Missouri and is currently Senior Vice President and Chief Financial Officer of Graybar Electric Company, Inc., an employee-owned distributor of electrical, telecommunications and data products. Prior to joining Graybar Electric, Ms. Hinshaw had a distinguished career with Monsanto Company in its Treasury department.

For further information on IPSCO, or to view an electronic version of the company's Annual Report, please visit the company's web site at www.ipsco.com.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. (630) 810-4790
Release 02-21

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